ATCO
GROUP

Corporate Office

RECEIVED
2004 JUN -8 A 9:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 26, 2004

04035159

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Form 51-102F3 Material Change Report, Filed May 14th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

7/6

Enclosure(s)

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company:

Canadian Utilities Limited
1400, 909-11th Avenue S.W.
Calgary, Alberta T2R 1N6

(hereinafter referred to as the "Corporation")

2. Date of Material Changes:

May 4, 2004

3. News Releases:

Press releases setting forth certain particulars of the material changes described herein were issued at Calgary, Alberta on April 26, 2004 and May 4, 2004, respectively.

4. Summary of Material Changes:

On May 4, 2004, the ATCO Group closed the transfer of the retail energy supply businesses of ATCO Gas and Pipelines Ltd. ("ATCO Gas") and ATCO Electric Ltd. ("ATCO Electric") to Direct Energy Marketing Limited a subsidiary of Centrica plc, and one of its affiliates (collectively "DEML") for aggregate consideration of $90 Million, of which $45 Million was paid at closing with the remainder to be paid 12 months following closing.

5. Full Description of Material Changes:

On May 4, 2004, ATCO Gas, ATCO Electric and DEML closed the transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to DEML. The transaction was previously announced in December 2002. Amendments to the previously announced transaction, which occurred primarily as a result of legislative amendments and regulatory changes in 2003, include proceeds of $90 million (reduced from the originally announced $128 million), of which $45 million was paid at closing, with the remainder to be paid 12 months following closing.

Under the various transaction agreements, ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the Alberta Energy and Utilities Board ("AEUB") to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and/or ATCO Electric. In certain circumstances, if DEML is restrained or prohibited from carrying out the transferred functions, all functions

will revert to ATCO Gas and ATCO Electric and a portion of the purchase price will be refunded to DEML, depending upon the timing of any such reversion.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services Ltd. in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and ATCO Electric.

The Corporation has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services Ltd.'s payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services Ltd. to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

For further details, refer to the Corporation's press releases of April 26, 2004 and May 4, 2004 and the Corporations first quarter Management's Discussion and Analysis.

6. **Reliance on subsection 7.1(2) or (3) of NI 51-102:**

N/A

7. **Omitted Information:**

N/A

8. **Executive Officer:**

For further information concerning the material change described herein, please contact:

Siegfried Kiefer
Vice President, Information Technology
& Chief Information Officer
ATCO Group
(403) 292-7652

DATED at Calgary, Alberta the 14th day of May, 2004.

ATCO
GROUP

Corporate Office

RECEIVED
2004 JUN -8 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Notice of Intention to make a Normal Course Issuer Bid, Filed May 18th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

S C Mitchell

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

CANADIAN UTILITIES LIMITED

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

In accordance with the policy statement of The Toronto Stock Exchange (the "Exchange"), notification is hereby given that Canadian Utilities Limited (the "Corporation") intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares (the "Class A Shares") on the terms set forth in this Notice. The issued and outstanding Class A Shares are listed on the Exchange under the trading symbol "CU".

CANADIAN UTILITIES LIMITED

Canadian Utilities Limited is the parent of a group of subsidiaries engaged in: electrical power generation, transmission and distribution in Canada, the United Kingdom and Australia; natural gas gathering, processing, transmission, storage and distribution; technical services and facilities management.

The principal business office of the Corporation is located at 1600, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

SHARES SOUGHT

On May 10, 2004, there were 41,205,766 Class A Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending May 19, 2005 the Corporation may acquire up to 2,060,288 Class A Shares, being 5% of the Class A Shares outstanding as at May 10, 2004. If market conditions permit, the Corporation presently anticipates that it will acquire up to 1,236,173 Class A Shares, which number represents 3% of the Class A Shares outstanding as at May 10, 2004.

EQUITY AND VOTING SECURITIES

The Corporation has voting and non-voting securities outstanding. The Class A Shares are non-voting shares and the Class B common shares of the Corporation (the "Class B Shares") carry one vote per share in all circumstances. Each Class B Share may be converted to one Class A Share at the shareholder's option.

If a take-over bid is made for the Class B Shares which would result in the offeror owning more than 50% of the outstanding Class B Shares and which would constitute a change in control of the Corporation, holders of Class A Shares are entitled, for the duration of the bid, to exchange their Class A Shares for Class B Shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to such right of exchange, and if the take-over is not completed, then such right of exchange shall be deemed never to have existed. In addition, holders of the Class A Shares are entitled to exchange their shares for Class B Shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B Shares of the Corporation. In either case, each Class A Share is exchangeable for one Class B Share, subject to changes in the exchange ratio for certain events, such as a stock split or rights offering. The Class A and Class B Shares rank equally in all other respects.

DURATION OF PURCHASES

The Corporation may begin to purchase Class A Shares pursuant to this Notice on May 20, 2004. Under the rules of the Exchange, purchases made pursuant to this Notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on May 19, 2005 or on such earlier date as the maximum number of Class A Shares available for purchase hereunder have been purchased.

METHOD OF ACQUISITION

Purchases of Class A Shares pursuant to this Notice will be effected through the facilities of the Exchange. The Corporation does not presently intend to purchase Class A Shares other than by means of open market transactions during the period that the normal course issuer bid is outstanding. Any Class A Shares purchased pursuant to this Notice will be cancelled.

CONSIDERATION

Purchases of Class A Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Class A Shares purchased by it pursuant to this Notice will be the market price of the shares at the time of purchase. The purchase of and payment for the shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.

The Corporation presently intends to fund the purchase of Class A Shares pursuant to the normal course issuer bid from its working capital.

REASONS FOR THE NORMAL COURSE ISSUER BID

In authorizing the normal course issuer bid for Class A Shares, the board of directors of the Corporation has been motivated by its desire to minimize any dilution to shareholders resulting from the exercise of stock options to purchase Class A Shares and by its belief that the purchase of Class A Shares from time to time at appropriate prices is an advantageous use of the Corporation's funds. These purchases benefit shareholders who continue to hold Class A Shares and Class B Shares, in that their equity interest in the Corporation's assets is increased.

The Corporation has determined to purchase only Class A Shares. There are no outstanding stock options to purchase Class B Shares and, accordingly, there will be no corresponding dilution to Class B Shareholders, within their class, resulting from the exercise of stock options to purchase Class A Shares. Class B Shareholders wishing to participate in the normal course issuer bid may convert their Class B Shares into Class A Shares pursuant to the terms of the Class B Shares.

VALUATIONS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, no appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities.

PREVIOUS PURCHASES

The Corporation purchased 60,600 Class A Shares at an average trading price of $55.80 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 20, 2003 and expires on May 19, 2004. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation may purchase additional Class A Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 19, 2004. Trustees under the pension plans of affiliates of the Corporation purchased no Class A Shares during the 12 month period preceding the date hereof.

ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation nor any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Class A Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this Notice.

PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

No person is acting jointly or in concert with the Corporation in connection with this normal course issuer bid.

MATERIAL CHANGES

There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

CERTIFICATE

The undersigned, duly authorized, certifies that this Notice is complete and accurate and in compliance with the Part 6 of the Rules of the Exchange and Policy Statement 6-501 on Normal Course Issuer Bids of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 12th day of May, 2004.

Per: (Signed) *"James A. Campbell"*
James A. Campbell
Senior Vice President, Finance
Chief Financial Officer

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press Release, Normal Course Issuer Bid, Filed May 18th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

PRESS RELEASE

CANADIAN UTILITIES LIMITED
(the "Corporation")

NORMAL COURSE ISSUER BID

The Corporation filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares on the terms set forth in the Notice. At the time of filing the Notice, the board of directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class A Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class A Shares and is an advantageous use of the Corporation's funds. As a result, at such time as the Class A Shares become available at prices which make them an attractive investment to the Corporation and an appropriate use of the Corporation's funds, the Corporation will make normal course purchases through the facilities of the Exchange in accordance with the Notice.

On May 10, 2004, 41,205,766 Class A Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 20, 2004 and ending on May 19, 2005, the Corporation may acquire up to 2,060,288 Class A Shares of the Corporation, being 5% of the Class A Shares outstanding as at May 10, 2004. If market conditions permit, the Corporation presently anticipates that it will acquire up to 1,236,173 Class A Shares, which number represents 3% of the Class A Shares outstanding as at May 10, 2004. Any shares purchased pursuant to the Notice will be purchased at the market price of the shares at the time of purchase and will be cancelled. Shares will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class A Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation purchased 65,100 Class A Shares at an average trading price of $55.80 during the 12 month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 20, 2003 and expires on May 19, 2004. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation may purchase additional Class A Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 19, 2004. Trustees under the pension plans of affiliates of the Corporation purchased no Class A Shares during the 12 month period preceding the date hereof.

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Vice President, Human Resources and Corporate Secretary of the Corporation at the head office of the Corporation.

Canadian Utilities Limited is part of the ATCO Group. The ATCO Group is Alberta based, with a worldwide organization of energy, technical services and manufacturing companies.

For further information please contact:

J.A. Campbell
Senior Vice President, Finance and
Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502